Walthausen & Co., LLC
2691 Route 9, Suite 102
Malta, NY 12020

October 9, 2020

To: Walthausen Funds
2691 Route 9, Suite 102
Malta, NY 12020

Dear Trustees:

     Pursuant to a management agreement executed December 23, 2010, you have engaged us to act as the sole investment adviser to the Walthausen Focused Small Cap Value Fund (the "Fund"), formerly the Walthausen Select Value Fund.

     Effective, October 15, 2020, we hereby agree to reduce our advisory fees to an amount equal to an annual rate of 0.85% of the average value of the daily net assets of the Fund.

Very truly yours, Walthausen & Co., LLC By: /s/ Stanley M. Westhoff Jr. Print Name: Stanley M. Westhoff Jr. Title: Managing Director

Acceptance: The foregoing agreement is hereby accepted.

Walthausen Funds By: /s/ Mark L. Hodge Print Name: Mark L. Hodge Title: Secretary